EXHIBIT 99.1



         On April 4, 2001, El Sitio Argentina S.A., published a notice to the effect that it has preliminarily agreed to sell the assets of its connectivity services business in Argentina to Netizen S.A. The free translation of the notice as published in the local daily newspapers is as follows:

         "El Sitio Argentina S.A., domiciled at Avenida Ing. Huergo 1167,

         Buenos Aires, represented by Roberto Cibrian-Campoy, hereby notifies interested persons, for purposes of Article 2 of Law No. 11,867, that it plans to transfer, free of debts and liens, to Netizen S.A.,

         domiciled at Calle Peru 263, 2d floor, Buenos Aires, part of the commercial assets of El Sitio Argentina S.A., consisting of its connectivity services customers for whom it provides Internet connection, e-mail and related services. Any legal claims should be directed to the address of Netizen S.A."